Exhibit 99.2

000001 MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 Security Class 123 Holder Account Number C1234567890 XXX Black or Blue pen preferred. Print in CAPITAL letters inside the boxes. Fold Proxy Form—Annual and Special Meeting of Shareholders to be held on April 9, 2015 Notes to Proxy Form 1. Every shareholder has the right to appoint a proxyholder, who need not be a shareholder, to attend, vote and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons designated in this form of proxy, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the shareholder is a corporation, the proxy should be signed by its duly authorized of? cer(s). Signatories on behalf of a corporation, trust, estate or under power of attorney or similar authority should specify the capacity in which they sign. Documentation may be required evidencing authority. 3. This form of proxy revokes any proxy previously given with respect to the meeting. 4. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder. 5. The shares represented by a properly executed proxy will be voted for or against or withheld from voting or the shareholder may vote to abstain, as applicable, in each case as instructed by the shareholder. This form of proxy confers discretionary authority on the proxyholder to vote as they wish in respect of each matter set forth herein if no choice is speci? ed and in respect of any amendments or other matters that may properly come before the meeting. Unless otherwise speci? ed, the proxyholders designated by management in this form of proxy will vote FOR items 1, 2, 3, 4 and 5 and AGAINST items 6 and 7. 6. If you mark the ABSTAIN box, you are directing your proxy to ABSTAIN from voting FOR or AGAINST that item. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be tabulated in the voting results. Fold 7. This form of proxy should be read with the accompanying Notice of Meeting and Management Proxy Circular. METHOD OF VOTING To Vote by Mail To Vote by Fax To Vote Using the Internet To Vote by Mail • Complete, sign and date the reverse hereof. • Complete, sign and date the reverse hereof. • Go to the following web site: www.investorvote.com • Return this Proxy in the envelope provided or to • Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE • Smartphone? Computershare Trust Company of Canada for this call. 100 University Avenue, 8th ?oor Scan the QR code to vote now. Toronto, Ontario M5J 2Y1 • Forward it by fax to 416-263-9524 for calls outside Canada and the U.S. Proxies must be received by 5:00 p.m. (Eastern), April 8, 2015. To vote by Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 013CIG

This Proxy is solicited by and on behalf of Management of The Bank of Nova Scotia. Appointment of Proxyholder The undersigned holder of common shares of Print the name of the The Bank of Nova Scotia hereby appoints: person you are appointing OR Thomas C. O’Neill, Chairman of the Board, or failing him, Brian J. Porter, President instead of the foregoing and Chief Executive Of?cer as proxyholder of the undersigned, with the power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of The Bank of Nova Scotia to be held on April 9, 2015 and any adjournment(s) thereof, as directed herein if a choice is speci?ed by the undersigned or, if no choice is speci?ed, as the proxyholder sees ? t, and with authority to act in the proxyholder’s discretion in respect of such amendments or variations and other matters as may properly come before the meeting. The Directors recommend shareholders vote FOR items 1, 2, 3, 4 and 5 below: 1. Election of Directors For Withhold For Withhold For Withhold For Withhold Nora A. Aufreiter N. Ashleigh Everett Aaron W. Regent Barbara S. Thomas Fold Indira V. Guillermo E. Babatz William R. Fatt Samarasekera Ronald A. Thomas C. O’Neill Susan L. Segal Brenneman Charles H. Dallara Brian J. Porter Paul D. Sobey For Withhold 2. Appointment of KPMG LLP as auditors For Against 3. Amendment to By-Law No.1 regarding directors’ compensation 4. Administrative amendments to By-Law No. 1 5. Advisory vote on non-binding resolution on executive compensation approach Fold Shareholder Proposals (set out in Appendix A of the accompanying Management Proxy Circular) The Directors recommend shareholders vote AGAINST the Shareholder Proposals below: For Against Abstain 6. Shareholder Proposal 1 – Phasing out stock options 7. Shareholder Proposal 2 – Executive Pension Plans Shareholder Signature(s)—Sign Here—This section must be completed. Signature(s) Day Month Year Quarterly Reports Request Annual Report Waiver Mark this box if you WANT to receive (or continue to receive) Quarterly Financial Mark this box if you do NOT want to receive the Annual Financial Statements Statements and MD&A by mail. If you do not mark this box and return this form, and MD&A. If you do not mark this box, the Annual Report will continue to be Quarterly Reports will not be sent to you in 2015. sent to you. BNSQ 051528 9XX AR2 999999999999 013CJK